UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69375

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: US Capital Global Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Ferry Building, Suite 201
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Towle	(415) 889-1022	charles@uscapglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, #270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03-04-2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Towle _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of US Capital Global Securities, LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Managing Partner _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

US CAPITAL GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2025

PUBLIC DOCUMENT

This report is filed in accordance with Rule 17A-5(e) (3) under
the Securities Exchange Act of 1934 as a public document.



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of US Capital Global Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of US Capital Global Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of US Capital Global Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of US Capital Global Securities, LLC's management. Our responsibility is to express an opinion on US Capital Global Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to US Capital Global Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
We have served as US Capital Global Securities, LLC's auditor since 2015.
February 12, 2026

US Capital Global Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash and cash equivalents	$	90,053
Prepaid Expenses and Other Assets		4,736
Stock		29,911
TOTAL ASSETS	$	124,700

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable and Accrued Liabilities	$	62,835
Total Liabilities		62,835
Total Member's Equity		61,865
TOTAL LIABILITIES & MEMBER'S EQUITY	$	124,700

See accompanying notes to statement of financial condition. Which are an integral part of this financial statement.

1.   General Information and Summary of Significant Accounting Policies

Description of Business

US Capital Global Securities, LLC (the "Company"), successor of US Capital Global Securities, Inc., and a subsidiary of US Capital Holding Corporation (the "Parent"), was formed in November 2016. The predecessor, US Capital Global Securities, Inc., was incorporated September 17, 2013, and began business November 17, 2014. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934. US Capital Global Securities, LLC is a wholly owned subsidiary of US Capital Global Holding Corporation, formerly known as US Capital Holding Corporation. See the section entitled "Ownership and Related Party Transactions" for additional details.

The Company has been organized to act as a placement agent for capital raise transactions conducted under the Regulation D exemption of the Securities Exchange Act of 1933 and provide advisory services to companies seeking to engage in mergers and acquisition activities.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable ;consideration in the transaction price, the Company considers the range of possible outcomes, the predictive values of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the

Company's influence, such as market volatility or the judgment and actions of third parties. The Company recognizes revenue on the date that the private placement deal is consummated.

During the year ended December 31, 2025, the Company generated investment banking fees and commission revenue from contracts with customers by assisting customers with the private placement of debt and equity capital and at December 31, 2025, there were no open contracts with customers. During the year ended December 31, 2025, the Company received $3,750 of revenue in the form of warrants, which were distributed to the Parent.

Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Accordingly, actual amounts may differ from estimated amounts.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2025, the cash balance was held in one bank and did not exceed the FDIC insurance limit.

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgement which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used. U.S. GAAP establishes a hierarchy for inputs (Level 1, 2 and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls

is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.

Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgement). All of the warrants (Level 3) received during the year were distributed to the Parent.

Segment Reporting

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company is engaged in a single line of business as a securities broker/dealer, which is comprised of several classes of investment banking services, which includes private placements. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

2.   Net Capital Requirement

As a registered broker/dealer in the securities industry, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 2.31 to 1 at December 31, 2025. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2025 the Company had net capital as defined of $27,218, which exceeded the minimum requirement of $5,000 by $22,218. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3.   Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4.   Income Taxes

There is no federal or state income tax liability for the Company at December 31, 2025.

Any profits or losses flow through to the owners, similar to a partnership.

5.   Ownership and Related Party Transactions

Effective October 15, 2018, the FINRA granted the request to change the ownership of US Capital Global Securities, LLC from US Capital Partners Inc. to US Capital Holding Corporation, now known as US Capital Global Holding Corporation. US Capital Global Holding Corporation is owned by Jeffrey Sweeney (67%) and Charles Towle (22.61%) and 7 other individuals who comprise (10.39%). $29,768 in commission expense was paid to a related party during the year.

6.   Management Plan

The Company had losses from operations at December 31, 2025. Therefore, the Parent is prepared and able to contribute capital over the next 12 months, as necessary, so that the Company can meet its financial obligations. The Parent has evaluated the Company's ability to meet its obligations and has assessed that the Company will have sufficient cash during this period.

7.   Expense Sharing Agreement with US Capital Global Advisors LLC

The Company has an existing expense sharing agreement with US Capital Global Advisors LLC, which allocates a portion of the expenses incurred by the parent company, including an allocation for rent, IT and data, telephone, office supplies and a management fee. The total monthly allocation to the Company is $3,970, which has been recorded on the Statement of Operations. In connection with the approved transfer as indicated on Note 5, an expense sharing agreement was entered between the Company and a sister wholly owned subsidiary of US Capital Global Holding Corporation, formerly known as US Capital Holding Corporation, named US Capital Global Advisors LLC, now known as US Capital Global Operations LLC. This affiliate company shares office space with US Capital Global Securities, LLC.

8.   Subsequent Events

The Company has evaluated subsequent events through the date of the Report of Indepdendent Registered Public Accounting Firm, the date on which the financial statements were available to be issued, and the Company has noted no material events that require disclosure.

9.   Commitments and Contingencies

At December 31, 2025, the Company did not have any commitments and contingencies which require disclosure.